Filed Pursuant to Rule 424(b)(3)

File No. 333-257394

ForeStructured Growth Contract

ForeStructured Growth Advisory Contract

Issued by

Forethought Life Insurance Company

Supplement dated August 12, 2022 to the

Prospectus dated April 29, 2022

In the prospectus, on page 12 of the “Summary” section, the last paragraph under “What charges are deducted under the Contract?” is hereby restated to correct a typographical error. Effective immediately, that paragraph is deleted and replaced with the following:

Optional Death Benefit Charge. In addition, if you elect the optional Return of Premium Death Benefit available under the Contract, you will pay an annual charge of 0.20% for Issue Ages up to 70 (0.50% for Issue Ages 71+) of the Optional Death Benefit Value, which is assessed at the end of the Contract Year. See section titled “Death Benefit.”

This Supplement Should Be Retained with the Prospectus for Future Reference.

FSG-081222